DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR February 28, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    February 28, 2005

3.  Press Release
    -------------

    February 28, 2005

4.  Summary of Material Change
    --------------------------

DynaMotive Energy Systems Corporation (OTCBB: DYMTF) and MMC Energy, LLC announced today that they have signed a Memorandum of Understanding (MOU) to evaluate the joint development of power generation projects using DynaMotive's patented fast pyrolysis process to produce BioOil derived from biomass. It is envisioned that the agreements cover projects in North America and Europe, and the potential use of BioOil as fuel in MMC's Newmarket power plants in New Jersey.

MMC Energy, LLC (www.MMCEnergy.com) is a New York and London based energy investment and asset management company formed by a group of senior European and North American energy industry executives. MMC objectives are to acquire, control, restructure and manage a sizable portfolio of power and natural gas assets, including associated fuel contracts, primarily in North America and Europe.

The intent of the Parties is to develop an integrated strategy to assess and develop a portfolio of green power projects based on DynaMotive's fast pyrolysis process by evaluating opportunities for implementing the process in the jurisdictions where MMC is active in project development.

As part of the general agreement to develop projects in Europe, the parties have agreed that MMC will dedicate its BioOil development activities in Germany and other EU countries. Further, DynaMotive will grant MMC the exclusive right to act as its agent and/or co-developer of pyrolysis power plants in Germany based on equity sourcing criteria as set forth in the MOU. MMC Energy executives and its partners have extensive expertise in the energy and power generation industry in Germany.

MMC's Chairman and Chief Executive Officer, H. Dieter Waffel, noted that "MMC is excited to partner with DynaMotive Energy Systems as the leading provider of the fast pyrolysis system. We believe that jointly there is great opportunity to commercialize this technology as part of the overall development of responsible power generation projects."

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 28th day of February 2005.


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - February 28, 2005

        DynaMotive Energy Systems and MMC Energy Announce Alliance to
              Pursue Joint Development of Biomass Power Projects

DynaMotive Energy Systems Corporation (OTCBB: DYMTF) and MMC Energy, LLC announced today that they have signed a Memorandum of Understanding (MOU) to evaluate the joint development of power generation projects using DynaMotive's patented fast pyrolysis process to produce BioOil derived from biomass. It is envisioned that the agreements cover projects in North America and Europe, and the potential use of BioOil as fuel in MMC's Newmarket power plants in New Jersey.

MMC Energy, LLC (www.MMCEnergy.com) is a New York and London based energy investment and asset management company formed by a group of senior European and North American energy industry executives. MMC objectives are to acquire, control, restructure and manage a sizable portfolio of power and natural gas assets, including associated fuel contracts, primarily in North America and Europe.

The intent of the Parties is to develop an integrated strategy to assess and develop a portfolio of green power projects based on DynaMotive's fast pyrolysis process by evaluating opportunities for implementing the process in the jurisdictions where MMC is active in project development.

As part of the general agreement to develop projects in Europe, the parties have agreed that MMC will dedicate its BioOil development activities in Germany and other EU countries. Further, DynaMotive will grant MMC the exclusive right to act as its agent and/or co-developer of pyrolysis power plants in Germany based on equity sourcing criteria as set forth in the MOU. MMC Energy executives and its partners have extensive expertise in the energy and power generation industry in Germany.

MMC's Chairman and Chief Executive Officer, H. Dieter Waffel, noted that "MMC is excited to partner with DynaMotive Energy Systems as the leading provider of the fast pyrolysis system. We believe that jointly there is great opportunity to commercialize this technology as part of the overall development of responsible power generation projects."

The two companies identified the following areas of potential interest for active development:

 - specific project investments
 - testing and use of products derived from DynaMotive's BioOil in MMC Newmarket power plants in New Jersey, U.S.
 - power purchase agreements

In line with DynaMotive's expertise in power generation through the application of BioOil, MMC Energy brings extensive operating experience of large power generation projects including their Newmarket joint venture which totals 443 MW of capacity.

DynaMotive President and Chief Executive Officer, R. Andrew Kingston added, "The partnership with MMC provides us with the necessary reach to establish DynaMotive's technology and fuel in Europe and in the U.S. efficiently. MMC's extensive know-how and capabilities in the power market provides a great opportunity for the rapid commercialization of our technology. We are pleased to have reached this stage and look forward to a constructive and fruitful partnership".

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
-------------------------

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.